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                        [MOLECULAR CIRCUITRY, INC. LOGO]


                                 April 2, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Ms. Pamela W. Carmody


          Re:  Molecular Circuitry, Inc.
               File No. 333-62395
               -------------------------


Dear Ms. Carmody:

     This letter shall constitute notice to the Commission pursuant to SEC Rule 477 that the Issuer wishes to withdraw the above Registration Statement, filed by it on Form S-1 on November 25, 1998. The withdrawal will allow the Issuer to develop its business further and generate sales prior to seeking funds from public investors. If you require anything further, please contact me or our counsel, Richard N. Weiner, Esquire, Pelino & Lentz, P.C., One Liberty Place, 32nd Floor, 1650 Market Street, Philadelphia, PA 19103-7393, telephone no. (215) 246-3135, at your convenience. Please advise me and Mr. Weiner of the Commission's consent to this application for withdrawal.

     We thank you for your cooperation and assistance in this matter.


                                             Very truly yours,

                                             /s/ Herbert Lotman

                                             Herbert Lotman, President